UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

PLAN NUMBER 034

EMPLOYER IDENTIFICATION NUMBER 80-0084456

AS OF DECEMBER 31, 2006 AND 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administration Committee of the

Rayonier Inc.—Fernandina Mill Savings Plan for Hourly Employees

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ ENNIS PELLUM & ASSOCIATES, P.A.
Certified Public Accountants
Jacksonville, Florida
June 25, 2007

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2006	2005
ASSETS
Investments, at fair value (See Notes 2 and 3)	$6,157,953	$5,196,915

Receivables:
Accrued dividends and interest	14,015	12,337
Participants’ contributions	26,931	21,599
Employer contributions	17,242	1,508

Total receivables	58,188	35,444

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	6,216,141	5,232,359

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	28,125	59,623

NET ASSETS AVAILABLE FOR BENEFITS	$6,244,266	$5,291,982

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments (See Note 3)	$426,144
Dividends (See Note 4)	53,654
Interest	70,903

550,701

Contributions:
Employer	133,826
Participants’	679,791

813,617

Total additions	1,364,318

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	392,861
Investment management and administrative fees	19,173

Total deductions	412,034

Net increase	952,284

Net assets available for benefits:
Beginning of year	5,291,982

End of year	$6,244,266

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time, hourly-paid, bargaining unit employees of the Fernandina mill of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at the Fernandina mill are also eligible to participate in the Plan. Eligible full-time employees may join the Plan each January 1 or July 1 after completing six months of employment. A part-time employee is eligible for participation upon completion of 1,000 hours of service in a consecutive twelve-month period of employment measured from the date on which such employee’s service commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual” or “Trustee”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier common stock and is administered by Investors Bank & Trust Company (“IBT”). MassMutual was appointed the record keeper for the assets held in the Trust under an agreement between Rayonier, MassMutual and IBT.

(b)	Contributions

Each year, a participant may contribute to the Plan basic contributions from 2 percent to 6 percent of eligible compensation, in 1 percent increments. In addition, a participant may make supplemental contributions of not less than 1 percent and no more than 10 percent to the Plan. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.

Each year, the Company makes a matching contribution equal to 50 percent of the basic contributions contributed by a participant for the month. The Company’s total annual matching contribution is limited to $700 and $650 per participant for the years ended December 31, 2006 and 2005, respectively. All Company contributions are made to the Rayonier Inc. Common Stock Fund. Effective July 1, 2005, participants of any age can elect to transfer matching Company contributions and retirement contributions from the Rayonier Inc. Common Stock Fund into any available investment on an ongoing basis.

The Company closed enrollment in its pension and postretirement medical plans to new employees hired after April 30, 2006. Effective May 1, 2006, employees hired after April 30, 2006 are automatically enrolled in this Plan and receive an enhanced contribution of $1,250 annually.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Participant pre-tax contributions were limited by the Internal Revenue Service (“IRS”) to $15,000 and $14,000 during the years ended December 31, 2006 and 2005, respectively. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $5,000 and $4,000 during the years ended December 31, 2006 and 2005, respectively.

The Plan also permits rollover contributions from other qualified plans into the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.

(d)	Vesting

The participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company’s contributions at a rate of 20 percent per year of service; full vesting occurs after five years of service.

(e)	Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2006 and 2005, forfeited, non-vested accounts totaled $11,328 and $2,265, respectively, and remain available in the Fixed Income Fund (Mass Mutual GIA) to reduce future employer contributions.

(f)	Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year).

Effective January 1, 2006, participants may elect to invest in the Rayonier Common Stock Fund. In addition, participants may change their investment options daily with the exception of two investment options which may require specified waiting periods.

Also effective January 1, 2006, the following funds were added as investments options: MassMutual Destination Retirement Income, 2010, 2020, 2030 and 2040 Funds, Select Indexed Equity Fund (Northern Trust), Select Small Company Value Index Fund (Clover/T. Rowe Price/Earnest), Select Small Company Growth Fund (Mazama/Eagle), and Select Overseas Fund (MFS/Harris).

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(g)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. The participant may elect to receive one lump-sum payment or benefit payments on annual, semi-annual, quarterly, or monthly installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the participant’s after-tax account balance in excess of a prescribed minimum. Withdrawals from before-tax account balances are prohibited before attaining the age of 59-1/2 except in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship is determined by IRS criteria.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

(b)	New Accounting Pronouncement

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (the “FSP”) with respect to fully benefit-responsive investment contracts such as those held by the Fixed Income Fund (MassMutual GIA), which is provided as a core investment option to participants in the Plan. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, all Plan investments are presented at fair value in the statements of net assets available for benefits and an adjustment is made to revalue the fair value of the Fixed Income Fund (MassMutual GIA) to contract value. Prior year balances have been reclassified accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(c)	Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. The fair value of the Fixed Income Fund (MassMutual GIA) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations. The guaranteed interest rate was 4.25 and 4.00 percent as of December 31, 2006 and 2005, respectively.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income and dividends are recorded on the accrual basis.

3.	Investments

The following table presents the fair value of investments held by the Plan as of December 31, 2006 and 2005:

	2006		2005
American Century Equity Growth Fund	$2,699,911	*	$2,444,618	*
Fixed Income Fund (MassMutual GIA)	1,814,907	*	1,521,895	*
Rayonier Inc. Stock Fund	1,206,808	*	1,030,413	*
Cash and Short-term Investments Fund	70,345		77,941
MassMutual Select Strategic Balanced Fund	158,437		122,048
MassMutual Select Overseas Fund	98,133		—
MassMutual Select Small Company Value Fund	37,006		—
MassMutual Select Indexed Equity Fund	35,446		—
MassMutual Select Small Company Growth Fund	27,040		—
MassMutual Destination Retirement 2010 Fund	9,415		—
MassMutual Destination Retirement 2020 Fund	475		—
MassMutual Destination Retirement 2030 Fund	30		—

Total investments, at fair value	$6,157,953		$5,196,915

* Denotes investments that represent five percent or more of the Plan’s net assets.

During 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $426,144 as follows:

Separate Investment Accounts	$390,905
Common Stock	35,239

Total	$426,144

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

4.	Dividends

The Plan received regular cash dividends of $1.88 per share of Rayonier Inc. stock owned, totaling $53,654 for the year ended December 31, 2006.

5.	Related Party Transactions

Transactions with IBT and MassMutual qualify as party-in-interest transactions. Investment management expenses for each of the Plan’s MassMutual investment options are applied against each fund’s return at the participant level. During 2006, the Plan paid MassMutual $1,970 for investment management fees related to the MassMutual Select funds and $77 for administrative expenses. In addition, the Plan Sponsor paid certain plan expenses totaling $7,930.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 29,398 and 25,857 shares of Rayonier Inc. common stock, respectively, which represented 0.04 percent and 0.03 percent, respectively, of the total shares outstanding.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at last reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated September 30, 2004, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

PLAN NUMBER 034

EMPLOYER IDENTIFICATION NUMBER 80-0084456

	Description	Units	Cost	Current Value
	American Century Equity Growth Fund	17,353	**	$2,699,911
*	Fixed Income Fund (MassMutual GIA)	—	**	1,814,907
*	Rayonier Inc. Common Stock Fund [1]	29,398	**	1,206,808
	Cash and Short-term Investment Fund	—	**	70,345
*	MassMutual Select Strategic Balanced Fund	1,312	**	158,437
*	MassMutual Select Overseas Fund	599	**	98,133
*	MassMutual Select Small Company Value Fund	206	**	37,006
*	MassMutual Select Indexed Equity	94	**	35,446
*	MassMutual Select Small Company Growth	204	**	27,040
*	MassMutual Destination Retirement 2010	78	**	9,415
*	MassMutual Destination Retirement 2020	4	**	475
*	MassMutual Destination Retirement 2030	—	**	30

			$—	$6,157,953

*	Denotes Party-in-interest transaction.
**	Investments are participant directed, thus cost information is not required.
[1]	Denotes actual shares held by Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee for the Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees
(Name of Plan)

June 27, 2007	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator